BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF NOVEMBER 5, 2007

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on November 5, 2007, at 4.30 p.m., met at its head office, under the chairmanship of Dr. Olavo Egydio Setubal, unanimously deciding pursuant to sub-item 17.2 of the corporate bylaws and “ad referendum” of the General Stockholders Meeting:

a)        to declare interest on capital in the amount of R$ 0.07 per share, to be paid up to April 30, 2008, for account of the mandatory dividend for the fiscal year 2007, less 15% income tax at source, resulting in net interest of R$ 0.0595 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)        the credit corresponding to the payment of this interest will be passed through this company’s accounts on November 30, 2007, individually to each stockholder, on the basis of the shares held on November 26, 2007.

With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, November 5, 2007. (signed) Olavo Egydio Setubal - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer